UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________
FORM 11-K
__________________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-35780
__________________________________________________
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bright Horizons 401(k) Plan
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bright Horizons Family Solutions Inc.
200 Talcott Avenue
Watertown, MA 02472

BRIGHT HORIZONS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Plan Participants of the Bright Horizons 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Bright Horizons 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental
The supplemental schedule of assets (held at end of year) and schedule of reportable transactions have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Gray, Gray & Gray, LLP
We have served as the Plan’s auditor since 2003.
Canton, Massachusetts
June 21, 2019

t
BRIGHT HORIZONS 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2018	2017
ASSETS
Investments, at fair value:
Mutual funds	$240,458,103	$20,882,600
Pooled separate accounts	—	193,298,764
Common/collective trusts	7,053,429	—
Bright Horizons stock fund	3,035,553	2,362,981
Total investments	250,547,085	216,544,345
Investment contract, at contract value	—	41,367,833
Notes receivable from participants	4,588,966	4,202,455
Total assets	255,136,051	262,114,633
LIABILITIES
Excess contributions payable	261,524	304,733
Total liabilities	261,524	304,733
NET ASSETS AVAILABLE FOR BENEFITS	$254,874,527	$261,809,900
See accompanying notes to financial statements.

BRIGHT HORIZONS 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2018
ADDITIONS
Investment income (loss):
Net depreciation in fair value of investments	$(15,785,818)
Interest and dividends	7,258,441
Total investment loss	(8,527,377)
Interest earned on notes receivable from participants	216,006
Contributions:
Participant	18,590,334
Employer	3,436,409
Rollovers	3,548,014
Total contributions	25,574,757
Total additions	17,263,386
DEDUCTIONS
Benefits paid to participants	24,029,133
Deemed distributions of notes receivable from participants	33,673
Administrative expenses	135,953
Total deductions	24,198,759
NET DECREASE IN NET ASSETS	(6,935,373)
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	261,809,900
End of year	$254,874,527
See accompanying notes to financial statements.

BRIGHT HORIZONS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. DESCRIPTION OF THE PLAN
The following description of the Bright Horizons 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined-contribution plan that is available to eligible U.S. based employees of Bright Horizons Children’s Centers LLC, and its participating subsidiaries, except for employees residing in Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Bright Horizons Children’s Centers LLC, the Plan’s Sponsor and Administrator, is a wholly-owned subsidiary of Bright Horizons Family Solutions Inc. (collectively referred to herein as the “Company”).
Administration
The Plan is administered by Bright Horizons Children’s Centers LLC which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan. During 2018, the Plan Administrator engaged Fidelity Workplace Services LLC (“Fidelity Management Trust Company,” or “Fidelity”) to replace Massachusetts Mutual Life Insurance Company (“MassMutual”) as the Plan’s recordkeeping and administrative services provider. The Plan was amended on August 6, 2018 to reflect the change in service provider, to adopt Fidelity's Basic Plan Document, to designate Fidelity as the Plan's trustee, to include a Roth deferral option, and to incorporate changes to eligibility, participant contributions and participant loans. As a result of these changes, the assets of the Plan were transferred from MassMutual to Fidelity on August 6, 2018.
Eligibility
Employees are eligible to participate in the Plan after completion of 60 days of service provided they are then at least 20 years of age. Prior to August 6, 2018, employees were eligible to participate in the Plan after completion of 60 days and 160 hours of service within those 60 days or completion of one year of service and 1,000 hours or 1,000 hours in a calendar year thereafter, provided they were then at least 20.5 years of age.
Contributions
Participants are permitted to contribute up to 75% of eligible compensation (as defined in the Plan), subject to certain limitations under current income tax regulations. Participants are permitted to designate contributions as deferrals of pre-tax compensation. Participants may also designate post-tax compensation as Roth 401(k) contributions. Catch-up contributions are permitted for participants reaching age 50 during the plan year. Prior to August 6, 2018, participants were permitted to contribute up to 50% of eligible pre-tax compensation (as defined in the Plan), subject to certain limitations under income tax regulations. Rollover contributions from other qualified retirement plans are also accepted, provided certain specified conditions are met. Effective August 6, 2018, rollover contributions categorized as Roth contributions are accepted by the Plan.
Employer matching contributions are made to participants who have completed one year of service. For the year ended December 31, 2018, the Company contributed an amount equal to 25% of the participants’ contributions up to 8% of the participants’ eligible compensation. The Company may also make additional discretionary contributions to participants under the terms of the Plan. No such discretionary contributions were made during the plan year ended December 31, 2018.
Vesting
Employees are immediately vested in their own contributions and related earnings. Company contributions to participants and earnings thereon are 20% vested after the second year of employment and vest 20% each year thereafter, such that a participant is 100% vested after six years of continued employment. A vested year is one in which a participant works a minimum of 1,000 hours between January 1st and December 31st. In addition, an active participant’s entire account balance becomes 100% vested and payable upon the participant’s attainment of age 65, disability, or death.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant’s contribution, Company contributions and an allocation of Plan earnings, and charged with withdrawals and an allocation of the Plan losses. Allocations of earnings (losses) are based on account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

BRIGHT HORIZONS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Forfeitures
Upon termination of a participant from the Company before his or her benefits are fully vested, the non-vested portion of Company discretionary and matching contributions is forfeited. The Plan allows for forfeitures to be applied toward Plan expenses or to offset Company contributions. The distribution and allocation of forfeited Company discretionary and matching contributions are first made available to reinstate previously forfeited Company discretionary or matching contributions of account balances for rehired former participants provided certain provisions in the Plan Agreement are met. The remaining forfeitures are used to reduce Company matching contributions or to reduce Plan expenses for the plan year in which such forfeitures occur. At December 31, 2018 and 2017, forfeited non-vested accounts totaled $775,470 and $603,239, respectively. During 2018, forfeitures in the amount of $50,000 were used to reduce Company matching contributions.
Payment of Benefits
The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Benefits may be distributed to participants upon termination of employment by reason of retirement, disability, death or other severance of employment. Participant accounts are fully vested when their termination of service is due to death, disability or normal retirement (as defined in the Plan). Upon termination of employment for other reasons, including early retirement, each participant is entitled to distributions based upon the vested portion of his or her account determined as of the day the participant terminates employment. In addition, participants can withdraw their deferred compensation balance in the event of certain hardship circumstances, as defined in the Plan. Payment of benefits is made in one lump sum amount.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 and a maximum of the lesser of $50,000 or 50% of their vested account balance. Interest rates on these loans are the prime rate plus 1%, and the interest rates for outstanding loans currently range from 4.25% to 6.25% per annum. Loans must be repaid within five years, unless the loan is taken for the purchase of a primary residence, which may be repaid over a period not to exceed 15 years. Prior to August 6, 2018, loans taken for the purchase of a primary residence must be repaid over a period not to exceed 30 years.
Participants repay principal and interest through payroll deductions. If participants are terminating employment or retiring, they have the choice of repaying the loan or having the loan offset from their account. The offset loan amount is considered a taxable distribution.
Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan, including the Bright Horizons Stock Fund, which consists primarily of the Company’s common stock.
2. SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The financial statements and supplemental schedules have been prepared to satisfy the reporting and disclosure requirements of ERISA.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities, including the Company's common stock. Investment securities, in general, are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

BRIGHT HORIZONS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Investment Valuation and Income Recognition
The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors, trustees and other parties involved with the Plan. Investments are reported at fair value except for fully benefit-responsive investment contracts which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. Refer to Note 6, Fair Value of Financial Instruments, for additional information on fair value measurements, and refer to Note 8, Investment Contract with Insurance Company, for additional information on contract value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s realized gains and losses on investments bought and sold as well as unrealized appreciation (depreciation) in investments held.
Payment of Benefits
Benefits paid to participants are recorded upon distribution.
Administrative Expenses
Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded in the accompanying statement of changes in net assets available for benefits as deductions. Investment related expenses are included in the net appreciation (depreciation) in fair value of investments. Other expenses incurred in the administration of the Plan are paid by the Company.
Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to modify, amend, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
Uncertain Tax Positions
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more-likely-than-not would not be sustained upon examination. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2015.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant loans are recorded as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2018 and 2017.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions. The Plan distributed 2018 excess contributions to the applicable participants prior to March 15, 2019.
New Accounting Pronouncement
In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update No. 2018-13, Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement. The objective of this guidance is to improve the effectiveness of disclosure requirements for fair value measurement. The updated guidance is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. This standard is not expected to have a significant impact on the Plan's financial statements and related disclosures.
3. TAX STATUS
In a letter dated March 31, 2014, the IRS stated that the prototype adopted by the Plan, as then designed, qualified under Internal Revenue Code (the “Code”) Section 401(a). The Plan has not received a determination letter specific to the Plan itself. The Plan Sponsor and the Plan’s tax counsel believe that the Plan, as amended, has been designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4. PARTY-IN-INTEREST TRANSACTIONS
The Plan’s investment options include certain funds managed by the Plan’s record keeper and trustee. The total fees paid by the Plan to MassMutual and Fidelity during 2018 amounted to $135,953. Additionally, the Plan’s investment options include the Bright Horizons Stock Fund (“the Fund”). The Fund primarily consists of shares of the Company's common stock which are traded in the open market. At December 31, 2018, the Plan held 27,227 shares of Company common stock. These transactions qualify as exempt party-in-interest transactions and are allowable under ERISA.
5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the total net assets as reflected in the Form 5500 as of December 31, 2018 and 2017:

	2018	2017
Net assets available for benefits per the financial statements	$254,874,527	$261,809,900
Excess contributions payable	261,524	304,733
Deemed distributions on notes receivable from participants	(58,890)	—
Net assets per Form 5500	$255,077,161	$262,114,633
The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the changes in net assets as reflected in the Form 5500 for the year ended December 31, 2018:

2018
Net decrease in net assets available for benefits per the financial statements	$(6,935,373)
Excess contributions payable at December 31, 2018	261,524
Excess contributions payable at December 31, 2017	(304,733)
Deemed distributions on notes receivable from participants	(58,890)
Net income per the Form 5500	$(7,037,472)
6. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Plan’s management defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date and classifies its investments using the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. The hierarchy gives the highest priority to observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The Company uses observable inputs where relevant and whenever possible.
Level 1 — Fair value is derived using quoted prices from active markets for identical investments.
Level 2 — Fair value is derived using quoted prices for similar instruments from active markets or for identical or similar instruments in markets that are not active; or, fair value is based on model-derived valuations in which all significant inputs and significant value drivers are observable from active markets.
Level 3 — Fair value is derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
Changes in economic conditions, composition of investments, or valuation techniques may require the transfer of investments from one fair value level to another.  In such instances, the transfer is reported at the end of the reporting period.  Management evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits.  During the year ended December 31, 2018, the Plan maximized the purchase of common shares in the Bright Horizons Stock Fund, which resulted in the Fund's unitized value approximating the market value. The fair value of the Bright Horizons Stock Fund is classified as Level 1 at December 31, 2018, compared to Level 2 at December 31, 2017. During the year ended December 31, 2017, the Plan had no transfers of assets or liabilities between any of the above hierarchy levels.

BRIGHT HORIZONS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Following is a description of the valuation methodologies used by the Plan at December 31, 2018 and 2017.
Mutual funds: Valued at the observable net asset value (“NAV”) of the underlying investments determined by quoted prices in active markets.
Bright Horizons Stock Fund: The fund is a stock fund that consists of Bright Horizons Family Solutions Inc. common stock and cash investments used to cover the daily cash needs of the Fund. Fair value is based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means. The value reflects the combined market value of Bright Horizons Family Solutions Inc. common stock and the cash investments held by the Fund. As of December 31, 2018, the Fund held 27,227 shares of Bright Horizons Family Solutions Inc. common stock with an aggregate value of $3,034,446 and cash investments of $1,107. As of December 31, 2017, the Fund held 22,610 shares of Bright Horizons Family Solutions Inc. common stock with an aggregate value of $2,132,706 and cash investments of $230,275.
Common/collective trusts: The common/collective trusts invest primarily in fixed income securities, domestic stocks, and guaranteed investment contracts, and are valued at the NAV of units of the common/collective trust.
Pooled separate accounts: Valued at the unit value based on the NAV of the underlying mutual fund at year end.
The NAV, as provided by the fund manager for both common/collective trusts and pooled separate accounts, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy where applicable, the Plan’s assets at fair value as of December 31, 2018 and 2017:

	2018
	Level 1	Level 2	Total
Mutual funds	$240,458,103	$—	$240,458,103
Bright Horizons stock fund	3,035,553	—	3,035,553
Investments measured at NAV*
Common/collective trusts			7,053,429
Total investments at fair value	$243,493,656	$—	$250,547,085

	2017
	Level 1	Level 2	Total
Mutual funds	$20,882,600	$—	$20,882,600
Bright Horizons stock fund	—	2,362,981	2,362,981
Investments measured at NAV*
Pooled separate accounts			193,298,764
Total investments at fair value	$20,882,600	$2,362,981	$216,544,345
* In accordance with Subtopic 820-10, certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this footnote are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

BRIGHT HORIZONS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Fair Value of Investments in Entities that Use NAV
The following table summarizes investments measured at fair value based on net asset value per share as of December 31, 2018 and 2017, respectively.

	2018
Investment	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common/collective trusts	$7,053,429	None	Daily	None	None

	2017
Investment	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Pooled separate accounts	$193,298,764	None	Daily	None	None
7. PLAN REIMBURSEMENT ACCOUNT
As part of the recordkeeping and administrative service fee arrangement with MassMutual, MassMutual agreed to reimburse to the Plan investment fund related revenue received by MassMutual that was in excess of the agreed upon service fee structure. The reimbursement amounts, if any, were paid to the Plan in a Plan reimbursement account. Investment fund related revenue received by MassMutual typically included Rule 12b-1 fees and service fees paid by the fund or the fund’s affiliates. The Plan reimbursement account may be used by the Plan to pay direct and necessary expenses of the Plan. Plan reimbursements amounted to $34,699 for the year ended December 31, 2018. Effective August 6, 2018, the Plan’s assets were transferred from MassMutual to Fidelity. The Fidelity recordkeeping and administrative service fee arrangement does not include a plan reimbursement account.
8. INVESTMENT CONTRACT WITH INSURANCE COMPANY
Effective August 6, 2018, the Plan’s assets were transferred from MassMutual to Fidelity. The Plan did not enter into a fully benefit-responsive investment contract with Fidelity. Prior to August 6, 2018, the Plan had entered into a fully benefit-responsive investment contract with MassMutual. MassMutual maintained the contributions in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Since this contract met the fully benefit-responsive contract criteria, the contract was included in the financial statements at contract value as reported to the Plan by MassMutual. Contract value represented contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants ordinarily directed the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer was contractually obligated to repay the principal and a specified interest rate that was guaranteed to the Plan.
There were no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate was based on a formula agreed upon with the issuer. Such interest rates were reviewed on a semi-annual basis for resetting. The crediting interest rate was 3.0% at August 5, 2018 and 3.2% at December 31, 2017.
Certain events limited the ability of the Plan to transact at contract value with the participant. Such events included, but were not limited to the following: (1) temporary absence; (2) change in position or other occurrence qualifying as a temporary break in service under the Plan; (3) transfer or other change of position resulting in employment by an entity controlling, controlled by, or under other common control with the employer; (4) cessation of an employment relationship resulting from a reorganization, merger, layoff or the sale or discontinuance of all or any part of the Plan Sponsor’s business; (5) removal from the Plan of one or more groups or classifications of participants; (6) partial or complete Plan termination; or (7) Plan disqualification.
9. SUBSEQUENT EVENTS
The Plan Administrator has evaluated subsequent events through June 21, 2019, the date the financial statements were available to be issued.

BRIGHT HORIZONS 401(k) PLAN
EIN: 04-2949680, PLAN: 001
DECEMBER 31, 2018
FORM 5500, SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	Vanguard Institutional Target Retirement 2035 Fund Institutional Shares	Mutual Fund	**	$47,827,388
	Vanguard Institutional Target Retirement 2030 Fund Institutional Shares	Mutual Fund	**	37,180,656
	Vanguard Institutional Target Retirement 2040 Fund Institutional Shares	Mutual Fund	**	35,902,388
	Vanguard Institutional Target Retirement 2025 Fund Institutional Shares	Mutual Fund	**	31,914,237
	Vanguard Institutional Target Retirement 2045 Fund Institutional Shares	Mutual Fund	**	20,555,898
	Vanguard Institutional Target Retirement 2020 Fund Institutional Shares	Mutual Fund	**	20,525,206
	Vanguard Institutional Target Retirement 2050 Fund Institutional Shares	Mutual Fund	**	12,643,422
	Vanguard Institutional Target Retirement 2015 Fund Institutional Shares	Mutual Fund	**	12,085,883
	Vanguard Institutional Target Retirement Income Fund Institutional Shares	Mutual Fund	**	6,282,600
	Vanguard Institutional Target Retirement 2055 Fund Institutional Shares	Mutual Fund	**	5,078,648
*	Fidelity Total Market Index Fund - Premium Class	Mutual Fund	**	4,772,836
	Wells Fargo Stable Value Fund Class C	Common/Collective Trust	**	4,227,484
	JPMorgan U.S. Equity Fund Class R6	Mutual Fund	**	2,309,105
	Rothschild U.S. Small/Mid-Cap Core CIT Fund Class 1	Common/Collective Trust	**	1,873,848
	Vanguard Total International Stock Index Fund Admiral Shares	Mutual Fund	**	1,343,039
	Prudential Core Plus Bond Fund Class 5	Common/Collective Trust	**	952,097
	Vanguard Institutional Target Retirement 2060 Fund Institutional Shares	Mutual Fund	**	862,504
	Vanguard Money Market Fund	Mutual Fund	**	836,875
	The Hartford International Opportunities Fund Class R6	Mutual Fund	**	296,804
	Vanguard Institutional Target Retirement 2065 Fund Institutional Shares	Mutual Fund	**	40,614
*	Bright Horizons Family Solutions Inc.	Company Stock	**	3,035,553
Total investments on the Statement of Net Assets Available for Benefits				250,547,085
*	Participant Loans	Rates from 4.25% to 6.25%, maturities ranging from 2019 to 2048	—	4,530,076
Total investments on the Form 5500				$255,077,161

*	Represents party-in-interest to the Plan.
**	Cost omitted for participant-directed investments.

BRIGHT HORIZONS 401(k) PLAN
EIN: 04-2949680, PLAN: 001
DECEMBER 31, 2018
FORM 5500, SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of party involved	Description of asset (include interest rate and maturity in case of a loan)	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
MassMutual Group Annuity Contract Fixed Fund	Investment Contract	$—	$41,939,844	$—	$—	$41,755,286	$41,755,286	$184,558
MassMutual Northern Trust S&P 500 Index	Pooled Separate Account	—	33,166,750	—	—	23,638,890	33,166,750	9,527,860
MassMutual Barings Premier Discipline Growth	Pooled Separate Account	—	30,964,071	—	—	20,083,775	30,964,071	10,880,296
MassMutual T.Rowe Price New Horizons Fund	Pooled Separate Account	—	27,741,857	—	—	16,807,465	27,741,857	10,934,392
MassMutual T.Rowe Price Retirement 2030	Pooled Separate Account	—	24,874,290	—	—	24,591,762	24,874,290	282,528
Virtus (RidgeWorth) Ceredex Large Cap Value Equity	Mutual Fund	—	19,226,317	—	—	19,847,916	19,226,317	(621,599)
MassMutual T.Rowe Price Retirement 2040	Pooled Separate Account	—	17,488,857	—	—	17,270,840	17,488,857	218,017
MassMutual T.Rowe Price Retirement 2020	Pooled Separate Account	—	13,664,830	—	—	13,518,957	13,664,830	145,873
MassMutual T.Rowe Price Retirement 2050	Pooled Separate Account	—	13,228,108	—	—	13,057,483	13,228,108	170,625
Vanguard Institutional Target Retirement 2035	Mutual Fund	53,751,062	—	—	—	—	—	—
Vanguard Institutional Target Retirement 2030	Mutual Fund	41,302,115	—	—	—	—	—	—
Vanguard Institutional Target Retirement 2040	Mutual Fund	40,757,720	—	—	—	—	—	—
Vanguard Institutional Target Retirement 2025	Mutual Fund	35,052,441	—	—	—	—	—	—
Vanguard Institutional Target Retirement 2045	Mutual Fund	23,474,592	—	—	—	—	—	—
Vanguard Institutional Target Retirement 2020	Mutual Fund	22,323,502	—	—	—	—	—	—
Vanguard Institutional Target Retirement 2050	Mutual Fund	14,413,999	—	—	—	—	—	—
		$231,075,431	$222,294,924	$—	$—	$190,572,374	$222,110,366	$31,722,550

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRIGHT HORIZONS 401(k) PLAN
Date:	June 21, 2019	By:	/s/ Elizabeth Boland
Elizabeth Boland
Chief Financial Officer
(Duly Authorized Officer)

EXHIBIT INDEX

Exhibit Number	Description
23.1*	CONSENT OF GRAY, GRAY AND GRAY, LLP

* Exhibit filed herewith.